

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 1, 2008

Mr. Tong Shiping
President and Chief Executive Officer
Fresh Ideas Media, Inc.
No. 87 No. 8 Coastal Way
Floor 2
Construction Bank
FTZ, Tianjin Province, The People's Republic of China 300461

      Re: Fresh Ideas Media, Inc.
             Item 4.01 Form 8-K
             Filed: November 24, 2008
             File No. 333-132252

Dear Mr. Shiping:

      We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

                  Sincerely,

                  Robert Littlepage
                  Accountant Branch Chief